Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW Washington, DC 20006 Tel: +1.202.639.7000 Fax: +1.202.639.7003 www.friedfrank.com

January 10, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Broadstone Net Lease, Inc.

Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, Broadstone Net Lease, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-11 (the “Draft Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A Common Stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during fiscal year ended December 31, 2019, its most recently completed fiscal year, were less than $1.07 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr Stuart A. Barr

cc:	Broadstone Net Lease, Inc.

Christopher J. Czarnecki

Chief Executive Officer

Ryan M. Albano

Executive Vice President and Chief Financial Officer

Sean T. Cutt

Executive Vice President and Chief Investment Officer

John D. Moragne

Executive Vice President, Chief Operating Officer, and Secretary

New York ● Washington ● London ● Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership